Restatement of Woori Finance Holdings’ Preliminary Financial Performance Figures
for the Year Ended December 31, 2011

On March 22, 2012, Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) restated its preliminary financial performance figures (which have been revised to reflect reclassification of certain financial assets) for the year ended December 31, 2011, on a consolidated basis, which were previously disclosed by Woori Finance Holdings on March 8, 2012, as follows:

(Units: millions of KRW, %)

				% Change Increase		% Change Increase
Item		4Q 2011	3Q 2011	(Decrease)	4Q 2010	(Decrease)
Revenue*	Specified Quarter	8,312,680	11,083,115	(25.00)	6,954,861	19.52
	Cumulative Basis	36,107,182	27,794,502	—	35,026,350	3.09

Operating Income	Specified Quarter	495,166	649,774	(23.79)	128,062	286.66
	Cumulative Basis	3,160,673	2,665,507	—	2,068,869	52.77

Income before	Specified Quarter	454,960	680,774	(33.17)	146,919	209.67
Income Tax Expense	Cumulative Basis	3,177,373	2,722,413	—	2,098,794	51.39

Net Income**	Specified Quarter	356,370	485,546	(26.60)	54,818	550.10
	Cumulative Basis	2,136,828	1,780,458	—	1,288,856	65.79

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit or loss, share of profits of jointly controlled entities and associates and other operating income.

**	Represents profit attributable to equity holders of the parent entity.

The above figures are prepared in accordance with the Korean equivalent of International Financial Reporting Standards.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.